

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Ms. Martina Hund-Mejean
Chief Financial Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, New York 10577

> **Re: MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2013**
> **File No. 001-32877**

Dear Ms. Hund-Mejean:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

General

1.   We note in your fourth quarter 2013 earnings call on January 31, 2014 that in 2012 you lost a portion of Chase's consumer credit portfolio and that you are expecting the migration of these cards to have an impact in 2014. While we note from the earnings call you cannot quantify the impact on future revenues, please tell us what consideration was given to including information related to this migration in either your MD&A discussion or a risk factor, as well as disclosing how material the amount of revenue generated from this portfolio has been in the past, in order to provide investors with a better sense of the

potential impact on your results of operations in the future. We refer to you Section III.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue Recognition, page 56

2.   We note from your disclosure on page 35 that you provide other payment-related products and services, including consulting and research services, which are recorded in other revenue. Please tell us whether any of these services are provided as part of a multiple element arrangement. For example, the table summarizing the primary drivers of net revenue growth on page 36 indicates that the growth for Domestic Assessments was negatively impacted by the allocation of revenue to service deliverables which are recorded in other revenue when services are performed. Please advise.

Note 11. Pension Plans, Postretirement Plans, Saving Plans and Other Benefits, page 69

3.   Your disclosure on page 72 states that the Company reduced the 2013 expected return on plan assets assumption from 6% to 5%, while your table indicates that you used 3.29% for the weighted average expected return on plan assets. Please reconcile the disparity in these rates.

 Note 18. Legal and Regulatory Proceedings, page 84

4.   We note your disclosure at the beginning of this footnote that "except as discussed below" it is not possible to determine the probability of loss or estimate of damages and that you do not believe the outcome of any existing legal or regulatory proceedings will have material adverse effect on your results of operations, financial condition or overall business. However, for the specific legal and regulatory proceedings discussed in this footnote, you do not disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief